Exhibit (12)(b)

M&T Bank Corporation

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Six Months Ended June 30,				Year Ended December 31,
	2015		2014		2014		2013		2012		2011		2010
Excluding interest on deposits
Fixed charges:
Interest expense (excluding interest on deposits)	$126,758		100,102		217,348		200,413		226,583		244,896		274,584
Interest factor within rent expense (a)	18,421		19,262		36,815		36,490		36,696		34,341		31,565
Preferred stock dividends	66,670		57,806		124,902		89,087		87,984		75,456		66,214

Total fixed charges	$211,849		177,170		379,065		325,990		351,263		354,693		372,363

Earnings:
Income before income taxes (b)	$828,943		782,172		1,642,245		1,765,568		1,592,035		1,260,789		1,121,868
Fixed charges – including preferred stock dividends	211,849		177,170		379,065		325,990		351,263		354,693		372,363

Total earnings (b)	$1,040,792		959,342		2,021,310		2,091,558		1,943,298		1,615,482		1,494,231

Ratio of earnings to fixed charges, excluding interest on deposits (b)	4.91	x	5.41	x	5.33	x	6.42	x	5.53	x	4.55	x	4.01	x

Including interest on deposits
Fixed charges:
Interest expense	$155,725		131,695		280,431		284,105		343,169		402,331		462,269
Interest factor within rent expense (a)	18,421		19,262		36,815		36,490		36,696		34,341		31,565
Preferred stock dividends	66,670		57,806		124,902		89,087		87,984		75,456		66,214

Total fixed charges	$240,816		208,763		442,148		409,682		467,849		512,128		560,048

Earnings:
Income before income taxes (b)	$828,943		782,172		1,642,245		1,765,568		1,592,035		1,260,789		1,121,868
Fixed charges – including preferred stock dividends	240,816		208,763		442,148		409,682		467,849		512,128		560,048

Total earnings (b)	$1,069,759		990,935		2,084,393		2,175,250		2,059,884		1,772,917		1,681,916

Ratio of earnings to fixed charges, including interest on deposits	4.44	x	4.75	x	4.71	x	5.31	x	4.40	x	3.46	x	3.00	x

(a)	The portions of rents shown as representative of the interest factor is one-third of total net operating lease expenses.
(b)	Figures prior to 2015 have been restated as a result of an accounting policy election to account for investments in qualified affordable housing projects using the proportionate amortization method.